UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

OMV Petrom S.A.
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

Romania
(Jurisdiction of Subject Company’s Incorporation or Organization)

OMV Petrom S.A.
(Name of Person(s) Furnishing Form)

Ordinary Shares and Global Depositary Receipts (each representing 150 ordinary shares)
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

 Gabriela-Teodora Mardare
OMV Petrom S.A.
22 Coralilor Street, District 1
Bucharest, 013329
Romania
Telephone: +40 728-114-740
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Jonathan Zonis Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 Telephone: 212 878 3250	Madalina Rachieru Clifford Chance Badea SCA 28-30 Academiei Street, Bucharest 010016 Romania Telephone: +40 216666 120

September 8, 2022
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a) The following documents are attached hereto as exhibits to this form:

Exhibit No.	Description

99.1	English language version of rights issue prospectus

(b) Not applicable.

Item 2.	Informational Legends

A legend complying with Rule 801(b) under the U.S. Securities Act of 1933, as amended, is included in Exhibit 99.1 hereto.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2)

Exhibit No.	Description

99.2	Excerpts from the 2021 Annual Report of OMV Petrom S.A. and its subsidiaries (limited to those sections and pages indicated on page 50 of the rights issue prospectus furnished as Exhibit 99.1).

99.3	Articles of Association of OMV Petrom S.A.

99.4	Independent Auditor’s Report on the Consolidated Financial Statements for 2021 of OMV Petrom S.A. and its subsidiaries

99.5	Interim Condensed Consolidated Financial Statements for H1 2022 of OMV Petrom S.A. and its subsidiaries and Independent Auditor’s Review report on such financial statements

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the “SEC”), OMV Petrom S.A. is submitting to the SEC a written irrevocable consent and power of attorney on Form F-X.

(2) Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OMV Petrom S.A.

By:	/s/ Gabriela-Teodora Mardare
Name:	Gabriela-Teodora Mardare
Title:	Vice President Finance, CFO Division
Date:	September 9, 2022